Dolly Varden Silver Announces Agreement to Acquire Strategic Portfolio in
Golden Triangle Including High-grade Historic Silver and Copper Producers

Vancouver, British Columbia - May 15, 2025 - Dolly Varden Silver Corporation (TSXV: DV | NYSE: DVS | FRA: DVQ) (the "Company" or "Dolly Varden") is pleased to announce that it has entered into a definitive agreement with MTB Metals Corp. ("MTB Metals") to acquire MTB Metals' interests in four properties totaling over 20,000 hectares (collectively, the "Properties"), in the Golden Triangle, further strengthening Dolly Varden's ground position in the region. These include American Creek Property (consisting of Mountain Boy Property, Silver Crown Property, and Dorothy Property), the Theia Property, the BA Property, and the Red Cliff Property.  Three of these properties have road access, are proximal to power and are proximal to the recently completed Premier gold-silver mill near the port of Stewart, BC.

"Dolly Varden continues to consolidate prospective ground in the Golden Triangle with this accretive transaction, including a historic silver producer located in a similar geologic setting to the Eskay Creek gold-silver deposit and contiguous ground to our Homestake Ridge deposits.  Coupled with our recently announced acquisitions of the Porter Silver Project and Hecla's Kinskuch Project, we are positioned to become the dominant advanced explorer in the region," said Shawn Khunkhun, President and CEO.

Highlights

  The American Creek Property (2,602 hectares) is centered on the past producing Mountain Boy high-grade silver mine. BC Government Minfile Report documents small and very high-grade silver production from the 1910s to the 1940s and 2000's with reported silver grades in mined material ranging from 8,000 to 17,000 g/t silver. Historic exploration drilling previously reported by MTB Metals (MTB new release dated March 5, 2019) reported DDH-MB-2006-10 that intersected 5.10 meters of 5,258 g/t silver and DDH-MB-2006-19 that intersected 6.1m of 2,260 g/t silver from vein zones. The system remains open to depth and along strike. The property consolidated a significant land package in the American Creek corridor including the Mountain Boy, Silver Crown and Dorothy Option properties. The property is host to a variety of targets with several known mineral occurrences, all of which are under explored. The project is road accessible and 20 km from the deep-water port of Stewart, 6 kilometers from the Premier mill and 7 kilometers from Highway 37A. Favorable host stratigraphy, including rocks from the Lower and Upper Hazelton Group host multiple silver, gold and copper occurrences on the property, a number of which are hosted within felsic volcanic rocks with a similar primitive geochemistry to the Eskay Creek mine host rocks.
  The Theia Property (9,235 hectares) is strategically located contiguous with the northern boundary of the Kitsault Valley Project's Homestake Ridge Property. The addition will increase the Kitsault Valley Project area to over 86,000 hectares and increase the strike length of prospective Hazelton Group rock to the north where receding glaciers have exposed new areas along a mineralized trend. Work by previous explorers has outlined a silver bearing mineralized trend 500 metres long, highlighted by a 2020 selected surface grab sample that returned 39,293 g/t Ag from epithermal veins (previously released by MTB Metals, March 8, 2021)

  The BA Property (9,490 hectares) hosts numerous mineralized showings. Historic drilling of 178 drill holes has outlined a substantial zone of silver-lead-zinc mineralization located 4 km from highway 37A. Several targets with high-grade silver potential include volcanogenic massive sulphide (VMS) / epithermal hot spring deposit containing silver, lead and zinc and remain to be drill tested. These occurrences are hosted in the same prospective Hazelton Group stratigraphy as on the Kitsault Valley Project. The property is located 30 km northeast of the town of Stewart, B.C. Highway 37A passes through the northern portion of the property
  Red Cliff consists of a number of smaller crown grants covering a past-producing gold and copper mine that MTB Metals has a 35% interest in a Joint Venture. The 35% interest is being acquired by Dolly Varden. Located within the American Creek corridor, the Red Cliff Property is approximately 1.0 kilometer south of the American Creek Property.

"With this acquisition of the MTB Metals Properties Dolly Varden will also receive a valuable data set that includes property wide airborne geophysics surveys (magnetics, VTEM), drill results and mapping that will integrate nicely into our regional models to help generate new target areas and prioritize follow up work within the Hazelton Group rocks", says Rob van Egmond, VP Exploration.

Regional Property Acquisition
DOLLY VARDEN SILVER CORP
N
AMERICAN CREEK
Mountain Boy Mine
BA
RED CLIFF
Premier Mine
Provincial Highways
Red Mountain
Stewart
PORTER
Porter Idaho Mine
THEIA
To HWY 37
HOMESTAKE
DOLLY VARDEN
Dolly Varden/ Torbit
BIG BULK
Forest Service Roads
KINSKUCH
Kitsault
Mountain Boy Property Acquisition
Porter Property Acquisition
Hecla Property Acquisition
Dolly Varden Mineral Tenure
Mineral Deposits
Past Producers
0km
10km
20km

Figure 1: MTB Metals Property Acquisition (orange) with previously announced Property acquisitions and Dolly Varden Kitsault Valley Properties in Northwestern BC's Golden Triangle. Completion of the acquisition of the Porter Property and Kinskuch Property remain subject to customary closing conditions.

Transaction Details

Dolly Varden has agreed to purchase from MTB Metals all of MTB Metals' interests to the Properties for consideration of up to 500,000 common shares of Dolly Varden (the "Common Shares") at a deemed value of $3.59 per Common Share and a net smelter return royalty of 1.0% on all production from each of the Mountain Boy Property, the BA Property, the Theia Property, and the Silver Crown Property.  Dolly Varden will also assume and step into MTB Metals obligations under MTB Metals' option agreement to acquire the Dorothy Property (the "Dorothy Option") and MTB Metals' joint venture agreement with respect to the Red Cliff Property. The number of Common Shares actually issuable to MTB Metals on closing will be adjusted downwards in order to factor in the outstanding payment obligations under the Dorothy Option, if any.

MTB is at arm's length to Dolly Varden. No finders fees or commissions are payable by the Company in connection with the transaction. The issuance of the Common Shares and completion of the transaction remains subject to TSX Venture Exchange and NYSE America approval and other customary conditions and is currently expected to occur near the end of May. The Common Shares issuable to MTB Metals will be subject to a four-month holder period in accordance with applicable securities laws.

Pursuant to existing agreement between the Company and Hecla Canada Ltd. ("Hecla"), Hecla will be entitled to acquire common shares of Dolly Varden (“Pre-Emptive Shares”) in connection with acquisition at a price of $3.59 per Pre-Emptive Share, to maintain its pro rata equity interest in the Company. If Hecla exercises its pro rata rights, any Pre-Emptive Shares issued will be in addition to those issued to MTB Metals as part of the acquisition.

The securities described in this release have not been and will not be registered under the United States Securities Act of 1933, as amended, or the laws of any state or other jurisdiction of the United States.  These securities may not be offered or sold in the United States absent such registration or an available exemption therefrom.  This release does not constitute an offer to purchase or a solicitation of an offer to buy securities in any jurisdiction.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden Silver, the "Qualified Person" as defined by NI 43-101 has reviewed and approved the scientific and technical information contained in this news release.  Rob van Egmond, P.Geo. is not independent of the Company in accordance with NI 43-101.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward-Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Such forward-looking statements included in this news release include: the description of the transaction to be completed with MTB Metals, the anticipated closing date of the transaction with MTB Metals, the potential of Hecla to acquire the Pre-Emptive Shares and the proposed benefits of completing such transaction. Forward-Looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated April 30, 2025 for the year ended December 31, 2024, which is available on SEDAR+ at www.sedarplus.ca, and in the Company's Form 40-F registration statement as filed with the U.S. Securities and Exchange Commission, which is available on EDGAR at www.sec.gov. The risk factors identified in the Company’s public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com.